VIA EDGAR

                      October 25, 2007

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


	RE: 	Air Media Now!, Inc.
		Registration Statement on Form 8-A12G
		File Number: 000-52872
		Originally Filed: October 24, 2007
                SEC Accession Number 0001175501-07-000004


Dear Mr. Spirgel:

Please let this letter confirm our withdrawal of our Form 8-A12G filed on October 24, 2007. Management at Air Media Now!, Inc. is currently in the process of submitting Form 10SB12G, which should have been filed instead of the Form 8-A12G.

Pursuant to Securities and Exchange Regulation C Section 230.477, I affirm that no securities were sold in connection with Form 8-A12G.


Sincerely,

/s/ Richard C. Turner
______________________
Richard C. Turner
Treasurer
Air Media Now, Inc.
(561) 745-6789